ALYSON SAAD

Associate Counsel — AVP

Writer’s Direct Number: (205) 268-2984

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: alyson.saad@protective.com

April 22, 2020

VIA EDGAR and E-MAIL

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-8629

Re:	Protective Life Insurance Company
Registration Statement on Form S-3
File No. 333-235429

Commissioners:

On behalf of Protective Life Insurance Company (the “Company”), we have filed this letter as correspondence via EDGAR to the above-referenced Registration Statement (the “Registration Statement”).  This letter provides the Company’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement in a phone call with internal and outside counsel for the Company on April 9, 2020.  For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Company’s response.  We have also filed as correspondence pages from the Prospectus to the Amendment that have been revised to reflect new and modified disclosure in response to the Staff comments which disclosure will be included in Pre-Effective Amendment No. 2 to the Registration Statement.

General

1.                                      Please add disclosure addressing the impact of COVID-19 on the Company’s financial claims paying ability and on the financial markets and performance of the Indices available under the individual single premium deferred index-linked annuity contracts (the “Contracts”).  Alternatively, please explain why such disclosure is not necessary.

Response:                                         The Company has added disclosure to the “Risk Factors” section in the Prospectus in response to the Staff comment.

2.                                      Please provide hyperlinks for all exhibits and materials incorporated by reference in the Prospectus.

Response:                                         The Company has added the hyperlinks requested by the Staff.

Cover Page

3.                                      In the Calculation of Registration Fee table on the facing sheet, it is not clear what footnote 1 to the Amount of Registration Fee column represents.

Response:                                         The Company has removed the footnote reference.

4.                                      In the fourth paragraph beginning with “only credit interest to reduce…..” please remove the term “redeemable”.

Response:                                         The Company has removed the term.

5.                                      In the fourth paragraph, please clarify that the minimum 50% Participation Rate limits positive returns of the Indices to 50% of the Index’s returns.

Response:                                         The Company has added the clarifying disclosure requested by the Staff.

6.                                      In the last two sentences of the seventh paragraph, please remove the references to positive and negative MVA and restate the disclosure more broadly in Plain English.

Response:                                         The Company has complied with the Staff Comment.

7.                                      At the end of the sixth paragraph, add back in the cross-reference to “Risk Factors” section of the Prospectus.

Response:                                         The Company has added the cross-reference.

DEFINITIONS, page 3

8.                                      In the definition of the 60 Day Rate Lock Period, please specify when the period starts.

Response:                                         The Company has added disclosure to the definition of the 60 Day Rate Lock Period that notes when the Period starts.

9.                                      Please remove the typo from the definition of Downside Protection.

Response:                                         The Company has complied with the Staff Comment.

10.                               In the definition of Free Withdrawal Amount, please clarify whether the Free Withdrawal

Amount is a Strategy Value.

Response:                                         The Company notes the Staff is reconsidering this Comment.

11.                               Please remove the term “Downside Protection rate” throughout the Definitions section.

Response:                                         The Company has complied with the Staff Comment.

SUMMARY, page 5

12.                               Please revise the second paragraph of “Establishing Your Strategies” to make it clear that the Vesting Factor can reduce positive gain as much as 75% if a withdrawal occurs before the end of the Term.

Response:                                         In the Company’s view, the better place to add the recommended disclosure is the “Strategy Elements, Vesting Factor” section of the Prospectus since that section provides a fuller and more detailed discussion of the Vesting Factor.  For that reason, the Company added the recommended disclosure to the “Strategy Elements, Vesting Factor” section.

13.                               In the “Strategy Elements” section, please consider removing Downside Protection as a Strategy Element.

Response:                                         It is the Company’s view that Downside Protection should remain one of the Strategy Elements. However, to address the concern which lead to the Staff Comment, the Company modified disclosure elsewhere in the Prospectus providing that the Crediting Method may change, as opposed to the Strategy Elements may change. The Company believes this change is responsive to the concern raised by the Staff.

14.                               In the second paragraph of the “Downside Protection” section, please disclose that a supplement describing a change in available Downside Protections would be delivered to Contract Owners.

Response:                                         The Company has added the recommended disclosure.

15.                               In the “Vesting Factor” section, please clarify that the Vesting Factor can reduce any positive Index performance by as much as 75% if a withdrawal occurs before the end of the Term.

Response:                                         The Company has complied with the Staff Comment.

16.                               Please break the second paragraph of the “Vesting Factor” section into two separate paragraphs.  One paragraph would address Buffers and the second paragraph would address positive Index performance. Please also include a parenthetical to address the amount of days in the “1st half and 2nd half” of a Term

Response:                                         The Company has complied with the first part of the Staff Comment. With respect to the second part of the Staff Comment, the Company notes that the length of a Term is generally 12 months. However, the actual number of days in each Term will vary depending upon the day of the month on which the Term commences.  Terms commence either on the first or third Wednesday of a month. Some Terms may be as shorter than 365 days while others may be longer. For that reason, the Company has identified in the Prospectus the phone number where a Contract Owner can obtain information regarding the length of the Terms under their Contract and the mid-point of each Term for purposes of identifying changes in the Vesting Factor when Index performance is positive.

17.                               In the “List of Strategies” table, please remove the last two columns entitled “Minimum Participation Rate” and “Minimum Cap.”

Response:                                         The Company has complied with the Staff Comment.

KEY FEATURES OF YOUR CONTRACT

18.                               In the “Strategy” section of the Key Features chart, please clarify that the Company may change the Crediting Method or Downside Protection for renewal Strategies.

Response:                                         The Company has complied with the Staff Comment.

19.                               In the “Strategy Value” section please add a cross-reference to the applicable examples.

Response:                                         The Company has added the cross-reference in response to the Staff Comment.

20.                               In the “Maturity Value” section please revise the first sentence by replacing the formula with narrative disclosure.  Also, add a cross-reference in the last sentence to the examples demonstrating how the Maturity Value is calculated.

Response:                                         The Company has complied with the Staff Comment.

21.                               Please add disclosure to the “Death Benefit” section noting that for Contracts with the Return of Purchase Payment Death Benefit the Contract Base and Contract Value may be lower than Contracts with the Contract Value Death Benefit because of the fee associated with the Return of Purchase Payment Death Benefit.

Response:                                         The Company has added the disclosure recommended by the Staff.

Risk Factors, page 13

22.                               Regarding COVID-19, please consider whether the Company’s disclosures, including its risk disclosures, should be revised based on how these events are affecting the markets of the indices and funds that the Company is using to calculate its obligations under the Contract.

Response:                                         In response to the Staff Comment, the Company has added disclosure to the “Risk Factors” section of the Prospectus to address the effects of COVID-19 on the Indices and the Company’s claim paying ability.

23.                               In the “Risk of Loss” section please address both early withdrawals and the Market Value Adjustment. Also, please remove the MVA risk bullet and combine it with the previous section. Add a statement noting that the MVA is intended to protect the Company from changes in market interest rates until the date of withdrawal and that the Contract Owner bears the risk the MVA may reduce the amount they receive or their Contract Value.

Response:                                         The Company has complied with the Staff Comment.

24.                               Please remove language referring to “positive and negative” MVAs.

Response:                                         The Company has complied with the Staff Comment.

25.                               Please clarify that the Vesting Factor can reduce any positive gain by as much as 75% if the withdrawal is made before the end of the Term.

Response:                                         The Company has added the recommended disclosure.

26.                               In the “Risk Factors” section, please specify that withdrawals taken earlier in the Term, will cause more harm.

Response:                                         The Company has revised the disclosure to note that a Contract Owner may lose principal and previously credited interest when a withdrawal is taken before a Maturity Date, in particular if taken earlier in the Term.

27.                               In the last paragraph of the “Limitation on Allocations among Strategies” section, please specify when instructions must be received.

Response:                                         The Company has added the requested disclosure.

28.                               In the last paragraph of the “Limitations on Allocation among Strategies” section, please add a cross-reference to the broader discussion of automatic rebalancing in the Prospectus.

Response:                                         The Company has added the cross-reference requested by the Staff.

29.                               In the second sentence of the “Risk That We May Eliminate or Substitute an Index” section, please remove the phrase “requirements set forth by distribution partners.”

Response:                                         The Company has removed the subject disclosure.

HOW YOUR CONTRACT WORKS, Purchase Payments, page 16

30.                               In the last paragraph of the Purchase Payments section, please delete the following sentence, “and Protective Life reserves the right to limit, suspend or reject any Purchase Payment at any time.”

Response:                                         The Company has removed the subject sentence.

60 Day Lock Period, page 16

31.                               Please replace “Strategy Elements” with “Crediting Method” in the 60 Day Rate Lock Period section.

Response:                                         The Company has complied with the Staff Comment.

32.                               In the second and third sentences, please clarify that the Crediting Method rates would the then current rates in effect on the Issue Date as stated on the Company website.

Response:                                         The Company has added clarifying disclosure in response to the Staff Comment.

33.                               Please clarify that the minimum Purchase Payment must be received for the 60 Day Rate Lock Period to apply.

Response:                                         The Company has added the disclosure requested by the Staff.

34.                               In the second paragraph please delete “and downside protection.”

Response:                                         The Company has complied with the Staff Comment.

Strategy Elements, Crediting Methods, page 20

35.                               Please include a narrative as to how the Participation Rate and Cap work together if your Strategy has both.

Response:                                         The Company has added the narrative requested by the Staff.

Strategy Elements, Downside Protection, page 22

36.                               For the examples that assume a Floor is in place, remove the term “larger” and use a more descriptive term.

Response:                                         The Company has complied with the Staff Comment.

Strategy Transfers and Renewals, Automatic Strategy Renewal, page 24

37.                               Correct the typographical error in third paragraph.

Response:                                         The Company has complied with the Staff Comment.

Strategy Base and Strategy Withdrawal, page 25

38.                               Revise in Plain English the third sentence of the second paragraph.

Response:                                         The Company has revised the subject sentence to comply with Plain English standards.

Strategy Base and Strategy Withdrawal, Calculating Strategy Value, page 25

39.                               Before the table, please include a narrative as to how the Participation Rate and Cap work together if a Strategy has both.

Response:                                         The Company has added the narrative requested by the Staff.

Strategy Base and Strategy Withdrawal, Index Performance and Strategy Performance, page 25

40.                               Remove the phrase “greater of” in the description of Downside Protection.

Response:                                         The Company has complied with the Staff Comment.

41.                               Identify the duration of the “first half” and “second half” of a Term in days.

Response:                                         Please see the Company’s response to Staff Comment 16 above.

Strategy Base and Strategy Value, Vesting Factor, page 26

42.                               Remove footnote reference in Strategy with a Buffer description.

Response:                                         The Company has complied with the Staff Comment.

43.                               Replace “max of” phrase in examples.

Response:                                         The Company has complied with the Staff Comment.

44.                               Revise headings to examples noting when the Vesting Factor applies during the Term and specify the day on which the Vesting Factor applies (e.g., 182nd day).

Response:                                         Please see the Company’s response to Staff Comment 16 above.

45.                               Replace references in examples to crediting negative interest with “interest deducted.”

Response:                                         The Company has complied with the Staff Comment.

46.                               In the sixth example on page 28 of the Prospectus, replace the sentence “The Strategy Performance is the minimum of (-20% + 15%, 0%) = -5%.” with “The Strategy Performance is -5% (-20% + 15%).”

Response:                                         The Company has complied with the Staff Comment.

ACCESSING YOUR MONEY, How Withdrawals are taken from your Contract Value, page 29

47.                               Remove the term “Generally” from the first sentence of the first paragraph in this section and disclose that withdrawals from the Strategies cannot be taken other than on a pro rata basis.

Response:                                         The Company has made the changes to the disclosure recommended by the Staff.

ACCESSING YOUR MONEY, Calculating Amounts Associated with a Withdrawal, pages 30 and 31

48.                               Provide a narrative explanation of the purpose of the withdrawal calculations before describing each step. Also, please disclose the proportional effect of a withdrawal on the Contract Base when the Contract Value is less than the Contract Base.

Response:                                         The Company has added the narrative explanation requested by the Staff and disclosure noting that the amount of the reduction to the Contract Base could be greater than the dollar amount of the withdrawal to the Contract Value, if the Contract Value at the time of the withdrawal is lower than the Contract Base.

49.                               For Step 1, add a narrative explanation of how the Company determines the change in Contract Value from a withdrawal and how that change is reflected in the Strategy Value for each Strategy.

Response:                                         The Company has complied with the Staff Comment.

50.                               For Step 3, add an explanation that the MVA and withdrawal charge, if applicable, will affect the amount a Contract Owner will receive from a withdrawal.

Response:                                         The Company has complied with the Staff Comment.

51.                               For Step 4, disclose the formula for determining aggregate dollar amount of withdrawal charge.

Response:                                         The Company has revised the description of Item C in Step 4 to note that the Item refers to the “sum of the dollar amounts of the withdrawal charges for all the Strategies.”  In the Company’s view, the revised description informs Contract Owners of how the Company determines the aggregate withdrawal charge in accordance with Plain English standards.

CHARGES AND DEDUCTIONS, Market Value Adjustment, page 36.

52.                               The paragraph that begins “In general, if the sum of the Constant Maturity Treasury Rate and Barclay’s US Long Credit Option Adjusted Spread . . .” is confusing. Please revise into Plain English and consider removing the references to the Constant Maturity Treasury Rate and Barclay’s US Long Credit Option Adjusted Spread. Also, remove references to “positive” and “negative” MVA.

Response:                                         The Company has complied with the Staff Comment.

EXPERTS, page 51.

53.                               Please add a hyperlink to the reference to Company’s Annual Report on Form 10-K for the year ended December 31, 2019 which Report has been incorporated by reference in the Prospectus.

Response:                                         The Company has added the hyperlink requested by the Staff.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE, page 51.

54.                               Identify and specify the filing date for the Company’s most recently filed report on Form 8-K.

Response:                                         The Company has complied with the Staff Comment.

APPENDIX D

55.                               Update the table of state variations.

Response:                                         The Company has updated the table of state variations.

*          *          *

The Company believes that it has responded to all Commission Staff comments and respectfully requests that the Staff review these materials as soon as possible. Once the Staff has reviewed the materials and all outstanding Staff comments have been resolved, the Company will file Pre-Effective Amendment No. 2 to the Registration Statement and request acceleration of the effective date of Pre-Effective Amendment No. 2 to May 1, 2020 or as soon as practicable thereafter.

If you have any questions regarding this letter or the changed pages to the Prospectus that have been filed as correspondence, please contact me at 205-268-2984, or our counsel Thomas Bisset at 202-383-0118.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/ Alyson Saad

Associate Counsel
Protective Life Insurance Company

cc:                                Ms. Jennifer Hardy

Ms. Sally Samuel

Mr. Thomas Bisset